RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2006 and the audited consolidated financial statements, notes and related MD&A thereto of Resin Systems Inc. ("RS" or the "Company") for the year ended December 31, 2005.  The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  This discussion provides management's analysis of the Company's historical financial and operating results and provides estimates of the Company's future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be significant.  Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of November 9, 2006.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company's ability to raise capital on acceptable terms when needed; the Company's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which the Company operates; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials and the cost of such raw materials; the Company's reliance on third party licensees in international markets; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's 2005 Annual Information Form and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

All references are to Canadian dollars unless otherwise indicated.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Introduction

RS is a composite product innovator. RS develops composite products for large-scale industrial markets. These products replace products which historically have been made using the conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite electricity transmission and distribution structure and is in various stages of development with other composite products.

The Company's vision is to be the world's leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener™ products.

In the third quarter of 2006, RS continued to pursue the execution of its RStandard business plan and continued progression of its "FUTURES" development initiatives. The Company's focus for 2006, as previously communicated, is to:

•

continue its North American ("NAFTA") market penetration by adding key NAFTA customers and increasing the number of repeat orders from existing customers;

•

build its international business by supporting Australian and Chinese licensees and seeking additional licensees in other markets;

•

complete the installation and commissioning of the first two production cells in Calgary, Alberta and achieve full and efficient production from these cells;

•

continue working with pultrusion customers in developing product applications using Version resin systems in the infrastructure sectors; and

•

complete the development of its conveyor roller product (“Vroll TM”) and finalize the business model for commercializing this product prior to the end of 2006.

Overview

For the third quarter of 2006, RS recorded a loss of $12.8 million.  Aside from $1.8 million attributed to the consolidation of operations in Calgary, RS’s manufacturing challenges were the main contributors to this loss.

RS’s production challenges relate to the following:

•

difficulties in input materials arising from environmental effects and resin handling, delivery and workability under varying conditions;

•

equipment challenges originating from failed performance on the part of RS’s equipment supplier; and

•

difficulties hiring and retaining production crews to reach 24 hour, 7 days per week production.

RS has been focused throughout the third quarter on planning and implementing solutions to these challenges with the ultimate goal to achieve profitability. These efforts began to produce meaningful results late in the third quarter and into the fourth quarter – in terms of decreasing materials usage in the production of finished product, in terms of substantially increased production volumes, and dramatically increased sales revenue.

Following are highlights of RS’s business progress:

a)

third quarter finished production levels were 3.7 times those achieved during the second quarter and production levels in October have continued to climb;

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

b)

While overall costs increased over the second quarter, actual unit production costs were successfully lowered by 58 percent.  This was accomplished by reducing the amount of material usage not resulting in finished product; and

c)

The amount of production approved for sale increased substantially, with pass rates (the percentage of production approved for sale to customers) climbing from an average of 22% in the second quarter, to 66% by the end of the third quarter, and surpassing 75% by the end of October.

RS continues to focus on making continued progress into the fourth quarter and management believes the implementation of remaining steps to further reduce the cost of production will be successfully implemented before the end of the first quarter of 2007.

Plans to reach 24 hour, 7 days per week production and targeted production levels are important to fully recover fixed manufacturing costs.  RS began implementing new staff recruiting and retention strategies in the third quarter and plans to have a fully staffed complement of shifts by early in 2007.  Staff skills and training is a pre-requisite to reaching targeted production levels, which is expected by mid 2007.

Development, Sales and Marketing

RS continued to make significant progress in its North American market penetration for its RStandard product line. RS increased its customer base by 25% over the previous quarter.

RS’s increasing market presence began to show significant impact in the third quarter, with over $2 million in revenues.  This included fulfillment of two significant orders previously announced.  During the third quarter RS also shipped additional poles for testing by RS’s Chinese partners.  This testing is a condition to proceeding with RS’s Chinese licensing arrangements expected in late 2006.

Research and Product Development

RS’s product development cycle involves a significant number of steps, including product design, engineering, prototyping, testing and product acceptance. The product acceptance cycle includes the production of product samples for customer testing and acceptance. After completion of product development and acceptance, RS is able to proceed with commercial production.

RS has continued to execute its plan to complete product development of VRoll™, a composite tube to be used in bulk handling conveyor systems. RS successfully completed internal and external testing of VRoll™ during the third quarter. These test results showed that VRoll™ meets or surpasses the strength and loading requirements of existing heavy duty steel rollers while having significantly greater resistance to abrasion and corrosion and weighing approximately 50% less.

RS remains focused on finalizing the commercialization model for VRoll™ and anticipates taking the product to market starting in 2007.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Corporate Costs

RS’s business strategy places a high priority on investing in its future by maintaining a sales and marketing effort for the whole North American market and by having a leading edge product development capability. During the third quarter, RS invested $2.2 million in these areas. This investment is producing results on two fronts: the continued progress on market penetration and the continued progress in the development of VRoll™.

At the same time, RS executed a plan in the third quarter to reduce its corporate overhead. This plan resulted in the consolidation of operations in Calgary and an associated mostly non-cash charge of $1.8 million during the quarter. This consolidation will increase operational efficiencies and eliminate between $750,000 and $900,000 per quarter.

The combination of cost reductions and increased sales has reduced RS’s use of cash in operations by 22% in the third quarter compared to the second quarter.

Selected Financial Information

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Total revenues	2,059,178	245,647	3,227,598	555,332
Net loss	(12,794,303)	(4,898,757)	(31,472,058)	(13,403,028)
per share	(0.14)	(0.06)	(0.36)	(0.17)

			September 30, 2006	December 31, 2005
Total assets			20,060,021	35,518,770
Total long-term liabilities			17,058,619	15,863,637
Working capital			2,641,958	17,699,604

Net loss increased for the third quarter of 2006 compared to the third quarter of 2005.  The increase in costs was partially due to charges incurred in the consolidation of the production and R&D activities in Calgary as well as production difficulties described in the “Overview” section.

Total assets for the period ended September 30, 2006 decreased from December 31, 2005 by $15.5 million due to the use of $25.1 million in cash to fund operations and the use of $3.3 million for spending on property, plant and equipment for the completion of the Calgary production facility.   These expenditures were offset by financing proceeds of $4.7 million from the exercise of warrants and options and $9 million from the issuance of shares and warrants.

Long-term liabilities increased by $1.2 million from December 31, 2005 due to the accretion of the debt portion of unsecured convertible debenture issued in October 2005.

Working capital has decreased by $15.1 million from December 31, 2005 due to the use of cash in day to day operations and investing in the completion of the Calgary production facility.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Revenues

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Product revenues	2,059,178	245,647	3,227,598	555,332
Other income	88,627	67,856	357,068	211,280

The Company's market development and sales efforts for the quarter focused primarily on RStandard transmission and distribution poles.

Revenue from product sales increased 738% compared to the third quarter of 2005.  The product mix has changed from the corresponding quarter in 2005 with the major difference being a $1,924,370 increase in utility pole sales.

Revenue from product sales increased 481% compared to the first nine months of 2005.  The product mix has changed from the corresponding year to date in 2005 with the major difference being a $2,824,791 increase in utility pole sales.

Other income was comprised of interest earned in the third quarter of 2006 compared to $40,097 in the third quarter of 2005.  This was due to the increase in investment balances over the prior year's third quarter.

Year to date other income was comprised of interest earned totalling $357,068 compared to $116,104 of interest in the first nine months of 2005.

Expenses

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Cost of sales	2,475,837	228,155	3,809,820	456,244
Manufacturing start-up and product development	6,624,564	2,184,580	16,655,191	5,731,846
Restructuring charges	1,768,577	-	1,768,577	-
General and administrative	1,638,772	1,923,529	5,618,697	5,233,684
Financing charges	1,028,148	7,881	3,044,826	33,690
Marketing and business development	793,141	666,720	2,455,586	2,107,198
Amortization of property, plant and equipment	633,681	201,395	1,724,639	606,978
Total Operating Expenses	14,962,720	5,212,260	35,077,336	14,169,640

Cost of Sales

Cost of sales increased for the third quarter of 2006 over the same period in 2005 by $2,247,682 as a result of increased product sales.  Current product gross margins were $(416,659), or negative 20%.

Cost of sales increased year to date over 2005 year to date by $3,353,576 as a result of increased product sales.  Current year to date product gross margins were $(582,222), or negative 18%

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Negative gross margins are due in part to RS’s use of discounted pricing during early market penetration and that finished product continues to be produced below expected capacity.

Manufacturing Start-up and Product Development

Manufacturing start-up and product development expenses for the third quarter of 2006 increased by 203% over the same period in 2005 and totalled $6.6 million.  The costs for the third quarter of 2006 were mainly comprised of engineering and product development costs of $1 million, materials costs not applied to finished product of $3.4 million, manufacturing labour costs of $1 million and $1.2 million in related overhead.  In the third quarter of 2005 costs totalled $2.2 million and were mainly comprised of engineering and product development costs of $0.8 million, materials costs not applied to finished product of $0.3 million and $1.1 million in related overhead.

Manufacturing start-up and product development expenses for the nine months of 2006 increased by 191% over the same period in 2005 and totalled $16.7 million.  The costs for 2006 were mainly comprised of engineering and product development costs of $3.2 million, materials costs not applied to finished product of $7.5 million, labour costs related to the manufacturing and start-up of the production facility of $2.3 million and $3.7 million in related overhead.  In the first nine months of 2005, costs totalled $5.7 million and were mainly comprised of engineering and product development costs of $2.5 million, materials costs not applied to finished product of $0.3 million, labour costs related to the manufacturing start-up of the production facility were $0.4 million and $2.5 million in related overhead.

Restructuring Charges

Restructuring charges in the third quarter of 2006 and year to date were $1,768,577 relating to the consolidation of production and R&D operations in Calgary.  These charges were the result of impairment of property, plant and equipment totalling $1,474,193 and $289,669 due to relocation and severance costs.

General and Administrative

General and administrative expense for the third quarter of 2006 decreased by $284,757 from the third quarter of 2005.  This was due to a decrease in professional fees, a gain in foreign exchange offset by an increase in stock based compensation.

General and administrative expense for the first nine months of 2006 increased by $385,013 from the first nine months of 2005.  This was mainly due to an increase in salaries and stock based compensation offset by a decrease in office expenses, professional fees and a gain in foreign exchange.

Financing Charges

Financing charges increased by $1,020,267 over the third quarter of 2006 due mainly to the debenture interest expense of $531,250, debenture accretion expense of $448,114 and amortization of deferred financing costs of $39,826 recorded in the third quarter as a result of the convertible debentures issued October 7, 2005.

Financing charges year to date increased by $3,011,136 due mainly to the debenture interest expense of $1,593,750, debenture accretion expense of $1,292,997 and amortization of deferred financing costs of $119,478 as a result of the convertible debentures issued October 7, 2005.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Marketing and Business Development

Marketing and business development expenditures increased from $666,720 in the third quarter of 2005 to $793,141 in 2006 while year to date expenses have increased in 2006 by $348,388 compared to the same period in 2005.

This overall increase in year-over-year costs is primarily due to increased sales and marketing efforts for the RStandard™ product line.

Amortization of Property, Plant, and Equipment

Amortization charges increased by $432,286 to $633,681 in the third quarter of 2006, ($201,395 in 2005), as a result of property, plant and equipment additions for the Calgary production facility.

Amortization charges for the first nine months of 2006 increased by $1,117,661 to $1,724,639, ($606,978 in 2005), as a result of property, plant and equipment additions for the Calgary production facility.

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from December 31, 2004 to September 30, 2006:

	--------------------------2006------------------------------		--------------------------------2005-----------------------------------					2004
	September	June	March	December	September	June	March	December
Revenue	2,059,178	352,908	815,512	505,502	245,647	226,734	82,951	3,077
Net loss	12,794,303	10,588,625	8,089,130	7,604,234	4,898,757	4,634,285	3,869,987	5,792,669
Basic and diluted loss per common share	$0.14	$0.12	$0.09	$0.09	$0.06	$0.06	$0.05	$0.08
Total cash (1)	4,040,187	11,074,045	13,245,787	17,960,303	2,896,346	7,632,079	6,862,504	1,971,677
Total assets	20,060,021	30,998,000	32,367,251	35,518,770	19,703,590	17,941,197	16,642,877	9,229,248
Total long term debt (2)	16,240,640	15,838,298	15,431,118	15,016,983	498,263	498,263	498,263	498,263

(1) Total cash includes cash and short-term and investments
(2) Total long term debt includes the convertible debenture and National Research Council advances

Liquidity and Capital Resources

The Company's main source of cash flow for the period to date has been through the issuance of equity securities.  This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company entered fiscal 2006 with $17,960,303 in cash.  Cash used in operations in the nine months totalled $25,113,955 up from $13,735,205 in 2005.  Additional funds of $3,259,349 were used to purchase equipment allowing the Company to complete its Calgary production facility.

In order to fund this activity, the Company used cash reserves as of December 31, 2005 and supplemented those reserves through the issuance of 5,600,980 units consisting of a common

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

share and a half common share purchase warrant for net proceeds of $8,939,180, issuance of 2,568,086 common shares pursuant to the exercise of purchase warrants for total proceeds of $4,709,498 and the issuance of 100,000 common shares pursuant to the exercise of stock options for total proceeds of $37,000.

Subsequent to the end of the third quarter, the Company announced the completion of a private placement of 3,378,378 common shares for gross proceeds of $5,000,000.

Additional Information

Additional information regarding the Company and its business operations, including the Company's annual information form for the year ended December 31, 2005, is available on the Company's SEDAR profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov.